                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF OCTOBER 2002

                                   FIAT S.p.A.

                                  VIA NIZZA 250

                               TORINO, ITALY 10126

(INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.)

                              FORM 20-F  X       FORM 40-F
                                       ----                ----

                INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM
                IS ALSO THEREBY FURNISHING THE INFORMATION TO THE
                 COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934.)

                          YES         NO  X
                             ----       ----

[FIAT NEWS LETTERHEAD]

NEWS RELEASE                                               For Immediate Release

Procedures were started today to obtain Government recognition of a "state of crisis" at Fiat Auto and the other affected Fiat Group Companies. This decision was taken in accordance with the plan presented to trade unions on October 9, 2002 and to the national Government and local authorities at various levels.

As previously announced, this plan calls for a number of measures to revitalize and develop the company, including immediate implementation of a special plan to reduce operating and overhead costs.

Therefore, as already communicated, the Fiat Group is requesting that Special Temporary Layoff Benefits be made available for a period of twelve months starting December 2, 2002. These benefits will cover 5,551 employees (4,941 at Fiat Auto, 290 at Comau, and 320 at Magneti Marelli), with another 2,057 to be covered starting June 30, 2003 (1,717 at Fiat Auto and 340 at Comau).

The state of crisis application is being filed today to respect legal deadlines to implement the Special Temporary Layoff Benefits beginning from December.

This procedure does not prejudice ongoing talks with Government and local authorities and trade unions on how to implement Fiat Auto's proposed restructuring plan and with the aim of defining mutually acceptable solutions for the treatment of laid-off workers.

The procedure for laying off 396 redundant employees at several Fiat Group components and service Companies and providing them with long-term unemployment benefits also got underway today.

The Group confirms its willingness to reach an agreement with the trade unions on layoffs with unemployment benefits for those redundant employees who will reach retirement during the lay-off period.

Similar procedures for laying off 62 redundant employees with long-term unemployment benefits have already been started at other service Companies and the Parent Company.

Turin, October 31, 2002

For additional information please contact:
Dante Raspa
FIAT USA
Corporate Communication Department
Phone     (212) 207-0947
Fax       (212) 421-5194
Email     draspa@fiatusa.com

                                  SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 31, 2002


                                             FIAT S.p.A.




                                             BY: /s/ James J. Kennedy
                                                ----------------------------
                                                James J. Kennedy
                                                Power of Attorney